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                            October 22, 2021

       Ophir Sternberg
       Chief Executive Officer
       Lionheart III Corp
       4218 NE 2nd Avenue
       Miami, Florida 33137

                                                        Re: Lionheart III Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            File No. 333-254479
                                                            Filed October 13,
2021

       Dear Mr. Sternberg:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1

       General

   1. We note your disclosure that the Sponsor will make certain contributions for each extension in exchange
for a non-interest bearing, unsecured promissory note. Please prominently disclose
the circumstances in which the notes will be repaid. Please consider appropriate risk factor
disclosure.
 Ophir Sternberg
FirstName  LastNameOphir Sternberg
Lionheart III Corp
Comapany
October 22,NameLionheart
             2021        III Corp
October
Page 2 22, 2021 Page 2
FirstName LastName
       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing